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                              March 5, 2024

       Orie Rechtman
       Chief Executive Officer
       Palisades Venture Inc.
       21200 Oxnard St. #6630
       Woodland Hills, CA 91367

                                                        Re: Palisades Venture
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 7,
2024
                                                            File No. 333-276934

       Dear Orie Rechtman:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed on February 7, 2024

       Prospectus Summary, page 2

   1. We note that there appear to be inconsistencies with current disclosures on the number of shares outstanding
before and after the distribution and the number of shares owned by different individuals
and entities before and after the distribution. For example:

                                                              Above the
beneficial ownership table you disclose that you have 100,000,000 shares outstanding while
footnote 1 to the table states that you have 109,500,000 shares outstanding.
                                                              The beneficial
ownership table indicates that CorpTech Holding, Inc. currently beneficially owns
25,000,00 shares of Palisades Venture and will beneficially own
                                                            25,000,000 shares
after the distribution. Other disclosure indicates that CorpTech will distribute its
25,000,000 shares to its shareholders as part of the distribution covered by this
registration statement. Accordingly, it would appear that CorpTech will not beneficially own
any shares of Palisades Venture after the distribution.
 Orie Rechtman
FirstName  LastNameOrie Rechtman
Palisades Venture Inc.
Comapany
March      NamePalisades Venture Inc.
       5, 2024
March2 5, 2024 Page 2
Page
FirstName LastName
                You disclose in certain locations that Mr. Rechtman will beneficially own 75% of
              Palisades Venture after the distribution in certain locations (e.g., page 10) and 69% in other locations (e.g., page 32).

         Please revise throughout the prospectus to clearly and consistently disclose:

                the number of shares outstanding both before and after the distribution; and
                the number of shares owned by: (1) Orie Rechtman; (2) CorpTech; and (3)
              CorpTech shareholders both before and after the distribution. To the extent any
              CorpTech shareholders will beneficially own more than 5% of Palisades Venture's shares after the distribution, please include these individuals on the beneficial ownership table.
2. We note that CorpTech, the selling shareholder in the distribution, was formerly a public reporting company with Mr. Rechtman as its CEO. Please revise to disclose CorpTech was previously a reporting company known as Crednology Holding Corporation,
         CorpTech had its registration revoked in connection with a Section 12(j) proceeding and describe Mr. Rechtman's involvement with CorpTech / Crednology. Please ensure Mr.
         Rechtman's biography in the management section includes a discussion of his roles at
         CorpTech / Crednology.
3. We note that you entered into an agreement with CorpTech where CorpTech will take over the monthly payments of LiveWire and Palisades will pay CorpTech $2500 a month for its share of the services provided. Please file your agreement with CorpTech as well as
         CorpTech's agreement with LiveWire as exhibits. Additionally, revise your cover page to prominently disclose that your business relies on your agreement with CorpTech, as well as datacenters provided by Livewire Cloud service provider. In addition, clarify whether your agreement with CorpTech was negotiated at arm's length, and to the extent it was not, clarify that the terms of the agreement may not be as favorable to you as if it had been
         negotiated at arm   s length with an unaffiliated third party.
4. Here you state that you intend to apply for quotation on the OTC Markets. Elsewhere, you reference various NASDAQ and NYSE listing standards and other rules. As you are not currently listed on either NASDAQ or NYSE and are not currently applying to be listed on these exchanges, please remove references to these exchanges.
5. Please update your disclosure to reflect that the current revenue threshold for an EGC is
         $1.235 billion. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.
Risks Relating to the Early Stage of our Company
Although the business has been running for some time, in its new format,.., page 4

6.       Please expand your disclosure here and in section    business model
on page 21 to explain
         how your    new format    is different from the old format. Also,
clarify how much of your
         revenue for the nine months of 2023 was derived from your old vs new format.
 Orie Rechtman
FirstName  LastNameOrie Rechtman
Palisades Venture Inc.
Comapany
March      NamePalisades Venture Inc.
       5, 2024
March3 5, 2024 Page 3
Page
FirstName LastName
Description of Business and Property
Overview, page 20

7. The business description's focus on the datacenters gives the impression that the company owns datacenters. Please revise the description of business to explicitly state that a third-
         party Livewire owns and operates the datacenters, and that Palisades contracts the datacenters through CorpTech. In addition, include a discussion regarding whether
         Palisades, CorpTech, or Livewire is responsible for conducting ongoing maintenance of the datacenters. Finally, discuss the implications of such ownership for your business both here and in the risk factor disclosures and as appropriate elsewhere in the registration statement.
8. Please disclose the material terms of your agreements with each of your four major customers that accounted for 75% of your total revenue in 2022, including the identity, term, termination provisions and any minimum purchase requirements. File the agreements with these customers as exhibits or tell us why they are not required to be filed. In addition, to the extent material, disclose the total number of customers for each period presented.
Liquidity and Capital Resources, page 28

9. Please clearly disclose the minimum funding required remaining in business for at least the next 12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Please refer to Item 303(a) (1) and (2) of Regulation S-K and Section IV of
         Interpretive Release No. 33-8350 for additional guidance.
Executive Compensation, page 31

10. Please update your disclosure regarding the executive compensation for the year ended
         December 31, 2023. Refer to Item 402(m) of Regulation S-K and Question
117.05 of
         Regulation S-K Compliance and Disclosure Interpretations.
Security Ownership of Certain Beneficial Owners and Management, page 32

11. Please provide here the natural person(s) who have voting and dispositive control over the shares owned by CorpTech Holding, Inc.
Review, Approval or Ratification of Transactions with Related Parties, page 34

12. You state here that the consent of your audit committee is required for any related-party transaction. However, on page 31, you disclosed that you do not maintain an audit committee. Please revise or advise.
Item 16. Exhibits, page II-1

13. Please file the agreement governing the distribution of Palisades Venture shares to
 Orie Rechtman
Palisades Venture Inc.
March 5, 2024
Page 4
       CorpTech shareholders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                           Sincerely,
FirstName LastNameOrie Rechtman
                                                           Division of
Corporation Finance
Comapany NamePalisades Venture Inc.
                                                           Office of Technology
March 5, 2024 Page 4
cc:       Gary L. Blum
FirstName LastName